Exhibit 3.2

ANALEX CORPORATION

AMENDMENT TO CERTIFICATE OF DESIGNATIONS,

POWERS, PREFERENCES AND RIGHTS

OF THE SERIES B CONVERTIBLE PREFERRED STOCK BY RESOLUTION OF THE

BOARD OF DIRECTORS

I, Sterling E. Phillips, Jr., Chief Executive Officer of Analex Corporation (the “Corporation”), organized and existing under the laws of the State of Delaware, pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware (“DGCL”), do hereby certify that pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors duly adopted the following resolutions amending the Certificate of Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock (the “Series B Certificate of Designations”), and these resolutions were approved by the holders of the requisite number of outstanding shares of Series B Convertible Preferred Stock in accordance with Section 151 of the DGCL and the Series B Certificate of Designations:

NOW, THEREFORE, BE IT RESOLVED:

That the following definition in Section 13 of the Series B Certificate of Designations be amended in its entirety to read as follows:

‘“Corporation Option” means the option of the Corporation for the period of 12 calendar months following the Issue Date to require each purchaser named in the Purchase Agreement to purchase either additional Notes or additional shares of Series B Preferred Stock for an aggregate purchase price not to exceed $25,000,000, all in accordance with the Purchase Agreement.’

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be duly executed on its behalf by its Chief Executive Officer this 22 day of March 2005.

ANALEX CORPORATION

By:	/S/ STERLING E. PHILLIPS, JR.
	Name:	Sterling E. Phillips, Jr.
	Title:	Chief Executive Officer